UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Frederick County Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

355685 10 8

(CUSIP Number)

Noel M. Gruber, Esquire

David H. Baris, Esquire

Kennedy, Baris & Lundy, LLP

Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816

301.229.3400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 355685 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin S. Lapera

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,920 (includes presently exercisable options to purchase 21,920 shares of common stock)

8.

Shared Voting Power
62,300 (represents 48,100 shares held jointly with spouse, 13,450 shares held by Mr. Lapera’s spouse and 750 shares held jointly by Mr. Lapera’s spouse and daughter, and as to which he disclaims beneficial ownership)

	9.	Sole Dispositive Power 46,920 (includes presently exercisable options to purchase 21,920 shares of common stock)

10.

Shared Dispositive Power
62,300 (represents 48,100 shares held jointly with spouse, 13,450 shares held by Mr. Lapera’s spouse and 750 shares held jointly by Mr. Lapera’s spouse and daughter, and as to which he disclaims beneficial ownership)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,220 (includes presently exercisable options to purchase 21,920 shares of common stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.38%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This report relates to the common stock $0.01 par value, of Frederick County Bancorp, Inc. (the “Company”), a Maryland corporation.  The principal offices of the Company are located at 9 North Market Street, Frederick, Maryland 21701.  This Amendment Number 1 amends and restates the initial Schedule 13D originally filed by the reporting person with the Board of Governors of the Federal Reserve System with respect to the common Stock $10.00 per share of Frederick County Bank (the “Bank”), prior to the establishment of the Company as the holding company for the Bank.

Item 2.	Identity and Background

Martin S. Lapera. Mr. Lapera’s business address is 9 North Market Street, Frederick, Maryland 21701.

Mr. Lapera’s principal occupation is president of the Company and the Bank, a Maryland chartered bank, the principal office of which is located at 9 North Market Street, Frederick, Maryland 21701.

Mr. Lapera has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

Mr. Lapera has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Lapera is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

All of Mr. Lapera’s shares of common stock were purchased using personal funds of Mr. Lapera and/or his spouse (including funds in retirement trusts or accounts for Mr. Lapera’s or his spouse’s benefit, without use of bank loans or other borrowings.

In October 2001, in connection with his service as an organizer, employee and director of the Bank, Mr. Lapera was granted options to purchase an aggregate of 21,920 shares of common stock, at an exercise price of $10.00 per share, as adjusted, and subject to further adjustment, to reflect stock splits, stock dividends, reverse stock splits, combinations of shares, recapitalizations, restructurings or other changes in the common stock.  All such options are currently vested.

Item 4.	Purpose of Transaction

All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes.  The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

Except as indicated above, and except for periodic review of opportunities for expansion of the Company’s business by acquisition or otherwise, review of the capital needs of the Company, review of the Company’s strategic alternatives and review of possible amendments to the Company’s articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as a member of the Board of Directors of the Company, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer
All percentages given for ownership of the outstanding common stock are based upon 1,458,602 shares of common stock outstanding as of March 31, 2006, plus options, warrants or other rights to acquire shares of common stock within sixty days of the date of filing hereof held by the reporting person.

As of the date of this filing, Mr. Lapera beneficially owns 109,220 shares of common stock (includes presently exercisable options to purchase 21,920 shares of common stock) representing 7.38% of the outstanding.  Mr. Lapera possesses sole power to vote and dispose of 46,920 shares of common stock (including exercisable options to purchase 21,920 shares of common stock), and shares the power to vote and dispose of 62,300 shares of common stock (including 48,100 shares held jointly with Mr. Lapera’s spouse, 13,450 shares held by Mr. Lapera’s spouse and 750 shares held jointly by Mr. Lapera’s spouse and daughter, and as to which he disclaims beneficial ownership).

Mr. Lapera had no transactions in shares of common stock in the sixty days preceding the filing of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

Item 7.	Material to Be Filed as Exhibits
None.

[Remainder of page intentionally blank.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2006
Date
/s/ Martin S. Lapera
Signature
Martin S. Lapera
Name/Title